

July 8, 2024

Eli Kay
Chief Financial Officer
Unique Logistics International, Inc.
154-09 146th Ave.
Jamaica, NY 11434

>   **Re: Unique Logistics International, Inc.**
>   **Amendment No. 1 to Form 8-K filed May 5, 2023**
>   **Response dated February 23, 2024**
>   **File No. 000-50612**

Dear Eli Kay:

We have reviewed your February 23, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

Amendment No. 1 to Form 8-K Filed on May 5, 2023

Item 9.01. Financial Statements and Exhibits

1.   In your response to prior comment 5 in our letter dated January 5, 2024, you stated that "We acknowledge the Staff's comment and are considering what the Company needs to do to obtain compliant audits. We will follow up with you and/or amend the Form 8-K pursuant to the Staff's comment at a later date." Please obtain and file revised audit reports and financial statements of the applicable ULHK entities that have been audited in accordance with US GAAS or PCAOB standards or tell us why you are unable to comply with Rule 8-04 of Regulation S-X.

2.   In your response to prior comment 2, you stated that "As to the second bullet point of our prior response, we acknowledge that reconciliations to U.S. GAAP or IFRS for the above-cited ULHK Entities were inadvertently omitted from the Company's Form 8-K/A filed with the Commission on May 5, 2023. The Company will file a second amendment to the original Form 8-K, which will include amended versions of the above-referenced exhibits

that include the required reconciliations, at a later date." Please tell us when you will file an amendment with the appropriate reconciliations or tell us why you are unable to address the prior comment.

Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation